    As filed with the Securities and Exchange Commission on February 7, 1997

                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             OPTIMUMCARE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                                    33-0218003
 (STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

  30011 IVY GLENN DRIVE, SUITE 219            EDWARD A. JOHNSON, PRESIDENT
   LAGUNA NIGUEL, CALIFORNIA 92677               OPTIMUMCARE CORPORATION
           (714) 495-1100                   30011 IVY GLENN DRIVE, SUITE 219
  (ADDRESS, INCLUDING ZIP CODE AND           LAGUNA NIGUEL, CALIFORNIA 92677
  TELEPHONE NUMBER, INCLUDING AREA                   (714) 495-1100
              CODE, OF                     (NAME ADDRESS, INCLUDING ZIP CODE,
  REGISTRANT'S PRINCIPAL EXECUTIVE                        AND
              OFFICES)                      TELEPHONE NUMBER, INCLUDING AREA
                                                          CODE
                                                  OF AGENT FOR SERVICE)

                                   COPIES TO:
                             RICHARD H. BRUCK, ESQ.
                           KAREN NICOLAI WINNETT, ESQ.
                    BRUCK & PERRY, A PROFESSIONAL CORPORATION
                         ONE NEWPORT PLACE, TENTH FLOOR
                         NEWPORT BEACH, CALIFORNIA 92660

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
           THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION
                          STATEMENT BECOMES EFFECTIVE.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
              Securities Act of 1933 check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item
              11(a)(1) of this Form, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================
                                                      PROPOSED         PROPOSED
                                                      MAXIMUM          MAXIMUM         AMOUNT
                                            AMOUNT    OFFERING         AGGREGATE         OF
             TITLE OF EACH CLASS OF          TO BE    PRICE PER        OFFERING      REGISTRATION
           SECURITIES TO BE REGISTERED    REGISTERED  SHARE            PRICE             FEE
-----------------------------------------------------------------------------------------------------
COMMON STOCK, $.001 PAR VALUE               36,000     $  .65       $   23,400.00   $    8.07
(1).....................................
-----------------------------------------------------------------------------------------------------
COMMON STOCK, $.001 PAR VALUE               48,193     $  .83       $   40,000.19   $   13.79
(2).....................................
-----------------------------------------------------------------------------------------------------
TOTAL............................................................................   $  100.00
=====================================================================================================


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

------------------------

(1) Shares registered for issuance to Sunrise Financial Group, Inc. for financial public relations services.

(2) Shares registered for issuance to Schwab, Bennett & Associates for mental health delivery system consulting services.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED ON FEBRUARY 7, 1997

PROSPECTUS

                                  84,193 SHARES

                             OPTIMUMCARE CORPORATION

                                  COMMON STOCK

       This Prospectus relates to (i) 36,000 shares of common stock, $.001 par value, ("Common Stock") of the Company to be issued to Sunrise Financial Group, Inc. for financial public relations services and (ii) up to 48,193 shares of the Common Stock of the Company which may be issued to Schwab, Bennett & Associates for mental health delivery system consulting services under a letter agreement dated May 15, 1995.

        This Prospectus is accompanied by a copy of the Company's latest Form 10-K and Form 10-Q, as amended.

      No underwriting discounts, commissions, finders' fees or brokers' commissions will be paid by the Company in connection with issuances of shares of Common Stock under this Prospectus.

      The Company's Common Stock is quoted on the over the counter ("OTC") Bulletin Board under the symbol "OPMC." The high bid and low bid of the Company's Common Stock on February 6, 1997 were $1.75 and $1.66, respectively.


 THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK
             AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS."

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is        , 1997.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, Suite 1400, 500 West Madison, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the Commission by the Company (File No. 0-17401) are incorporated into this Prospectus by reference: (1) the Company's Annual Report on Form 10-K/A, as amended, for the year ended December 31, 1995;
(2) the Company's Quarterly Reports on Forms 10-Q/A, as amended, for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (3) all other reports filed by the Company pursuant to Sections 13 or 15(d) of the Exchange Act since September 30, 1996.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY A PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM OPTIMUMCARE CORPORATION, 30011 IVY GLENN DRIVE, SUITE 219, LAGUNA NIGUEL, CALIFORNIA 92677; TELEPHONE NUMBER (714) 495-1100. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH A FINAL INVESTMENT DECISION IS TO BE MADE.

                                   THE COMPANY

      OptimumCare Corporation (the "Company") was incorporated in California on November 25, 1986 and was reincorporated in Delaware on June 29, 1987. In mid-1987, the Company commenced the development and marketing of health care facility-based programs ("Programs") to be managed by the Company for the treatment of depression and certain other mental health disorders ("PsychPrograms"), as well as programs for alcohol and drug abuse ("Treatment Programs"). The Company contracts to establish Programs at a host health care facility and recruits and trains the staff needed to operate the Programs including a medical director, a program director, a psychologist, a chief therapist and one or more counselors or social workers. The host health care facility provides a specified number of beds for the Program, as well as all other support services required for the operation of the Program, including nursing, dietary, housekeeping, billing and other administrative functions.

      As of January 24, 1997, the Company has 12 Programs that are hosted by four hospitals and one community mental health center: Five PsychPrograms at Huntington InterCommunity Hospital, D/B/A Humana Hospital Huntington Beach, Huntington Beach, California; two PsychPrograms at St. Francis Medical Center, Lynwood, California; two PsychPrograms through Sherman Oaks Hospital and HealthCenter, Sherman Oaks, California; two PsychPrograms at Mission Community Hospital, San Fernando, California; and one PsychProgram at Friendship Community Mental Health Center, Phoenix, Arizona.

      A twenty percent (20%) stock dividend was declared by the Board of Directors of the Company on August 14, 1996 for all stockholders of record on October 1, 1996. The stock dividend was issued on October 18, 1996. The Board of Directors declared the stock dividend based on the Company's anticipated current year earnings. The Company has accounted for the dividend by transferring from current year earnings and accumulated deficit to common stock and paid-in-capital an amount equal to the fair value of the stock distributed as a dividend as of the date the dividend was declared.

      The Company's executive offices are located at 30011 Ivy Glenn Drive, Suite 219, Laguna Niguel, California 92677; telephone number (714) 495-1100.

                             SELECTED FINANCIAL DATA

      The following summary financial information should be read in conjunction with the Financial Statements and Notes thereto of the Company and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Annual Report on Form 10-K/A, as amended, for the year ended December 31, 1995 (the "1995 Form 10-K") incorporated by reference herein and the unaudited Quarterly Report on Form 10-Q/A, as amended, for the nine months ended September 30, 1996. The data at December 31, 1995, December 31, 1994 and for each of the three fiscal years in the period ended December 31, 1995 are derived from the Company's Financial Statements for such years which have been audited by Ernst & Young LLP, independent auditors. The financial data as of September 30, 1996 and for the nine months then ended and for the nine months ended September 30, 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

      On October 18, 1996, the Company issued a dividend of two-tenths (.2) share for each share of the Company's Common Stock held by stockholders of record on October 1, 1996. Per share information and weighted number of shares outstanding for all periods presented have been retroactively restated to reflect the stock dividend.

OPERATIONS DATA:

                                  NINE MONTHS
                                     ENDED
                                  SEPTEMBER 30                            YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------
                           1996         1995            1995           1994           1993            1992          1991
                           ----         ----            ----           ----           ----            ----          ----
NET REVENUES           $7,937,101     $4,513,760     $6,027,122     $5,596,283     $3,825,613     $2,314,376     $2,222,220

NET INCOME (LOSS)
                          664,698        302,950          2,070        465,045        365,189        127,045        183,037
NET INCOME (LOSS)
PER SHARE OF
COMMON STOCK
                              .10            .05            .00            .07            .06            .02            .03
WEIGHTED NUMBER
OF SHARES
OUTSTANDING             6,449,485      6,357,390      6,414,709      6,218,113      5,939,264      5,886,611      5,866,211


BALANCE SHEET DATA:

                               AS OF                           AS OF DECEMBER 31,
                           SEPTEMBER 30,   -----------------------------------------------------------------
                               1996            1995          1994          1993          1992         1991
                               ----            ----          ----          ----          ----         ----
TOTAL ASSETS               $3,382,891      $2,059,537    $1,814,153    $1,299,215      $917,779     $659,369

CURRENT ASSETS              2,934,012       1,739,112     1,699,801     1,237,885       904,072      639,857

CURRENT LIABILITIES           688,451         381,531       333,209       269,343       249,701      118,336


NET WORKING CAPITAL         2,245,561       1,357,581     1,366,592       968,542       654,371      521,521

LONG-TERM
OBLIGATIONS                   243,334         166,000          0              0             0            0


                                  RISK FACTORS

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PRIOR TO THE PURCHASE OF ANY SHARES, A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED IN THE 1995 FORM 10-K/A.

      Competition. The Company competes with other health care management companies for contracts with acute care hospitals. Also, the Company's Programs will compete for patients with the programs of other hospitals and other health care providers and facilities operators. The success of the Company's Programs is also dependent on its ability to establish relationships with sources of patient referrals.

       The Company's principal competitors include Charter Medical Corporation, Community Psychiatric Centers, Comprehensive Care Corporation, Mental Health Management and Horizon Health Services, all of which have greater financial and other resources and more experience than the Company. In addition, some health maintenance organizations ("HMOs") offer competing programs. HMOs typically do not provide programs for partial hospitalization or substance abuse, but often provide coverage for these programs, usually at a reduced rate.

       Other health care facilities offer comparable programs which compete with the Company's Programs in each service area. The Company believes, however, that in general its marketing efforts are primarily effective within a ten (10) mile radius around the host hospital and that patients outside such radius are not directly affected by such advertising unless their personal physician has admitting privileges and recommends the Company's program at that host hospital.

      Dependence on a Few Customers; Risk of Termination of Contracts. As of January 24, 1997, the Company has 12 Programs operating through four hospitals and one community mental health center. If any of these Programs were terminated, or if any of the accounts receivable from these contracts were to become uncollectible, any such event could have a material adverse effect on the Company. The Company's Programs at some of the hospitals are terminable on 90 days notice and also on various conditions if a certain patient census is not maintained. Therefore, there can be no assurance that any of the existing contracts will remain in force through their specified terms.

      Dependence on Key Personnel. The Company is greatly dependent on the services of Edward A. Johnson, its Chief Executive Officer and Chairman of the Board. The loss of Mr. Johnson could have a material adverse effect on the operations of the Company. The Company owns "key-man" life insurance on the life of Mr. Johnson in the amount of $1,000,000.

      Government Regulation. The health care industry is extensively regulated by federal, state and local governments. Regulations which affect the Company relate to controlling the growth of health care facilities, requiring licensure of the host health care facility, requiring certification of the Program at the host facility and controlling reimbursement for health care services. Licensure of facilities and certification of Programs are state requirements, while certification for Medicare is a federal requirement. Compliance with the licensure and certification requirements is monitored by annual on-site inspections by representatives of the licensing agencies. Loss of licensure or Medicare certification by a host facility could result in termination of such contract.

       Certificate of need ("CON") laws in some states require approval for capital expenditures in excess of certain threshold amounts, expansion of bed capacity or facilities, acquisition of medical equipment or institution of new services. If a CON must be obtained, it may take up to 12 months to do so, and in some instances longer, depending upon the state involved and whether the application is contested by a competitor or the state agency. CON's usually are issued for a specified maximum expenditure and require implementation of the proposed improvement within a specified period of time. Certain states, including California, Texas, Utah, Colorado and Arizona, have enacted legislation repealing CON requirements for the construction of new health care facilities, the expansion of existing facilities and the institution of new services. Some states have enacted or have under legislative consideration "sunset" provisions which require the review, modification or deletion of these statutes when no longer needed. The Company is unable to predict whether such legislative proposals will be enacted but believes that the elimination of CON requirements positively impacts its business.

       The Joint Commission on the Accreditation of Healthcare Organizations ("JCAHO"), at a facility's request, will participate in the periodic surveys which are conducted by state and local health agencies to ensure continuous compliance with all licensing requirements by health care facilities. JCAHO accreditation satisfies certain of the certification requirements for participation in the Medicare and Medicaid programs. A facility found substantially to comply with JCAHO standards receives accreditation. A patient's choice of a treatment facility may be affected by JCAHO accreditation considerations because most third-party payers limit coverage to services provided by an accredited facility. All of the hospitals currently under contract with the Company have received JCAHO accreditation.

       The laws of various states in which the Company may choose to operate, including California, generally prevent corporations from engaging in the practice of medicine. These laws (e.g., Section 2052 of the California Business and Professions Code), as well as applicable case law, were enacted to protect the public from the rendering of unnecessary medical or other services for treatment of the ill. Although the Company has not obtained a legal opinion, it believes that the establishment and operation of Programs will not cause it to be engaged in the "practice of medicine" as that term is used in such laws and regulations. These laws and regulations are subject to interpretation and, accordingly, the issue is not free from doubt. Since the Company has not sought or obtained any rulings, there can be no assurance that state authorities or courts will not determine that the Company is engaged in the unauthorized practice of medicine. If such a determination is made and is not overturned, the Company would have to terminate its operations in that state.

       The Company's medical directors are engaged to provide administrative services, including but not limited to planning the clinical program, supervising the clinical staff, establishing standards of professional care, advising the Company and staff on questions of policy. The co-medical directors conduct public relations activities and assist the Company in marketing. Although the Company has not obtained a legal opinion, it believes that the proposed agreements between the Company and its medical and co-medical directors do not violate any fee-sharing prohibitions. The federal prohibition, as it relates to the Medicare program, is found at 42 U.S.C. 1320a-7b. Such prohibitions are found in Section 650 of the California Business and Professional Code and Section 445 of the California Health and Safety Code, as well as comparable statutes in other states. However, future judicial, legislative or administrative interpretations of these arrangements could prohibit the Company from hiring professionals which could have a materially adverse effect on the Company.

       HealthCare Reforms; Payment for Service. Given the recent political mandate for health care reform, it appears likely that health care cost containment will occur. Currently proposed legislation does not directly require any modifications to the Company's operations. Although there is a trend to reduce hospitalization and associated costs which could negatively impact the Company's in-patient programs, the Company believes that its average patient stay is already consistent with cost containment goals. Any negative impact on in-patient programs which may occur may be offset by an increase in the utilization of the Company's partial hospitalization and out-patient programs. Although the Company is experienced in administrating "managed care type" programs and is familiar with the pressures of improving productivity and reducing costs, pending and future reforms may have an adverse impact on the Company's revenues.

      Pending legislative proposals revising Medicare/Medicaid reimbursement, if enacted, could have a negative affect on the revenues of the hospitals with which the Company contracts. Generally, the Company's agreements with hospitals require the Company and the hospital to renegotiate rates in the event of a significant legislative change which affects the compensation received by the hospital. It is uncertain at this time to what extent the Company's revenues may be impacted by the proposed legislation.

      In addition, government efforts to eliminate the exemption from Medicare's prospective payment system for long-term care hospitals currently exist. These proposals would affect the cash flow of the facilities the Company intends to contract with through its 70% owned subsidiary, OptimumCare Source, LLC. This could also result in renegotiation of the rates the OptimumCare Source, LLC receives for its services and the timing of payments. The Company does not anticipate that OptimumCare Source, LLC will generate revenues from the facilities with which it contracts which are significant to the Company on a consolidated basis until after approximately six full months of operations.

      The Company anticipates that additional legislation may be adopted focusing on controlling health care costs and improving access to medical services for persons who are uninsured. Such legislation may also affect the amount which health care providers can charge for services. The Company believes that it is well positioned to respond to these changes and than it is likely that the Company will experience a lesser impact that other companies in the health care industry based on the fact that the Company has already focused its efforts on shortening patient stays and has historically provided a greater percentage of its services to Medicaid patients than have many of its competitors.

      No Cash Dividends. The Company does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future. On October 18, 1996, the Company issued a dividend of two-tenths (.2) share for each share of the Company's Common Stock held by stockholders of record on October 1, 1996. See "Price Range of Common Stock and Dividend Policy."


                           DESCRIPTION OF COMMON STOCK

      The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value, of which, as of January 17, 1997, approximately 6,736,210 shares were issued and outstanding and held of record by 205 persons. The Company believes that there are approximately 900 beneficial owners of its Common Stock. This includes shares issued by the Company on October 18, 1996, as dividend of two-tenths (.2) share for each share of the Company's Common Stock held by stockholders of record on October 1, 1996.

      Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion or subscription rights. All Shares of Common Stock sold in this offering will be, when issued, fully paid and nonassessable.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       The Company's common stock is currently quoted on the over the counter "OTC" Bulletin Board under the symbol "OPMC". The following table sets forth, for each of the calendar quarters indicated, the reported high and low bid prices per share of the Common Stock of the Company. The high and low bid information represents inter-dealer quotations, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.


                           High Bid         Low Bid
                           --------         -------
1996:
----

Third Quarter             1-7/16           23/32
Second Quarter            1-1/4            29/32
First Quarter             1-7/32            7/8


1995:
----
Fourth Quarter            1-1/4            1-5/16
Third Quarter             1-1/4            29/32
Second Quarter            1-7/32           21/32
First Quarter               7/8             3/4

1994:
----
Fourth Quarter              7/8             3/4


       On October 18, 1996, the Company issued a dividend of two-tenths (.2) share for each share of the Company's Common Stock held by stockholders of record on October 1, 1996. The Company has never paid or declared cash dividends on its Common Stock. The Company does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future.

      The Transfer Agent for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                      LIMITATION OF LIABILITY OF DIRECTORS
                  AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Delaware General Corporation Law provides that corporations may include a provision in their certificate of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. In addition to the foregoing, the Company's Bylaws provide that the Company may indemnify directors, officers, employees or agents to the fullest extent permitted by law.

       The above provisions in the Certificate of Incorporation and Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. However, the Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                             RESTRICTIONS ON RESALE

      This Prospectus may not be used for reoffers or resales of shares of Common Stock acquired pursuant to this Prospectus by "affiliates" of businesses or properties acquired by the Company or a subsidiary of the Company (generally, directors, officers and other controlling persons). These "affiliates" may only offer or sell such shares pursuant to a registration statement under the Securities Act of 1933 covering the shares or in compliance with an available exemption from these registration requirements, such as Rule 145 under the Act.


                                  LEGAL MATTERS

      The law firm of Bruck & Perry, A Professional Corporation, Newport Beach, California, has acted as counsel for the Company in connection with this offering and has rendered its opinion to the Company on the legality of the securities covered by this Prospectus.

                                     EXPERTS

      The financial statements and financial statement schedule of the Company appearing in the Company's Annual Report (Form 10-K/A), as amended, for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements referred to above are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                           ---------------------------

                                TABLE OF CONTENTS
Item                                                                        Page
----                                                                        ----
Available Information..........................................................2

Documents Incorporated
      by Reference.............................................................2

The Company....................................................................2

Selected Financial Data........................................................4

Risk Factors...................................................................5

Description of Common Stock....................................................7

Price Range of Common Stock
      and Dividend Policy......................................................8

Limitation of Liability of
      Directors and Indemnification
      of Directors and Officers................................................9
Restrictions on Resale.........................................................9
Legal Matters..................................................................9
Experts........................................................................9

================================================================================

================================================================================



                                 84,193 SHARES

                            OPTIMUMCARE CORPORATION


                                   ----------
                                   PROSPECTUS
                                   ----------













                                 _______, 1997




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS




ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated expenses in connection with the offering are as follows:

                              ITEM                                     AMOUNT*
                              ----                                     -------
Securities and Exchange Commission Registration Fee...............  $   100.00
Accounting Fees and Expenses......................................    5,000.00*
Legal Fees and Expenses...........................................   10,000.00*
Printing, Design and Advertising..................................      100.00*
Miscellaneous.....................................................
                                                                        300.00*
                                                                    ----------
     TOTAL........................................................  $15,500.00*
                                                                    ==========

-------------------------
*Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE STATUTES

      Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

      (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in Cnnection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

      (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

      (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

      (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees) (Last amended by Ch.261,L.'94, eff.7-1-94.)

ARTICLES OF INCORPORATION

      The Company's Certificate of Incorporation provides for the indemnification of the Company's directors under certain circumstances as follows:

      To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

BYLAWS

      The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

      7.1 Authorization For Indemnification. The Corporation shall indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

      7.2 Advance of Expenses. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director, officer, employee or agent in defending or investigating any action, suit, proceeding or investigation shall be paid by the Corporation in advance of the final disposition of such matter, if such director, officer, employee or agent shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

      7.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

      7.4 Non-exclusivity. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein.

ITEM 16.  EXHIBITS.

       Exhibit
       Number            Description
       ------            -----------

  3.2 Bylaws incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 3.2.

  3.4 Restated Certificate of Incorporation filed October 3, 1989, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1989, Exhibit 3.4.

  5.1   Opinion of Bruck & Perry regarding legality of shares.

 10.1 Lease between the Company and Laguna Niguel Office Center dated June 23, 1988 which supersedes lease dated December 15, 1986, incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.1.

 10.6 Amended and Restated 1987 Stock Option Plan incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.6.

10.18 Form of Modification Agreement to Incentive Stock Option Agreement, dated January 20, 1988, incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.18.

10.30 Lease amendment between the Company and Laguna Niguel Office Center dated September 24, 1990 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1990, Exhibit 10.30.

10.34 Agreement between Huntington Intercommunity Hospital and the Company dated November 5, 1991, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1991, Exhibit 10.34.

10.38 Agreement between Huntington Intercommunity Hospital and the Company dated October 1, 1992, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1992, Exhibit 10.38.

10.39 Agreement between Brotman Medical Center and the Company dated October 20, 1992, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1992, Exhibit 10.39.

10.43 Lease amendment between the Company and Laguna Niguel Office Center dated May 12, 1993 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 10.43.

10.48 Lease agreement between Columbia Healthcare Corporation and the Company dated October 18, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 10.48.

10.52 Lease agreement between Whittier Narrows Business Park and the Company dated January 10, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.52.

10.55 1994 Stock Option Plan dated March 22, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994,
        Exhibit 10.55.

10.56 Lease Agreement between Frank T. Howard and the Company dated May 4, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.56.

10.60 Lease amendment between the Company and Laguna Niguel Office Center dated July 7, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.60.

10.62 Agreement between Queen of the Angels - Hollywood Presbyterian Medical Center, Inc. and the Company dated December 6, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.62.

10.64 Unanimous written consent dated December 30, 1994 of the Board of Directors amending the Promissory Note between the Company and Edward A. Johnson dated December 10, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.64.

10.66 Agreement between Sherman Oaks Hospital and Health Center dated March 30, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.66.

10.67 Loan Agreement between the Company and National Bank of Southern California dated March 31, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.67.

10.68 Lease Agreement between the Company and Laguna Niguel Office Center dated June 5, 1995 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.68.

10.69 Sublease Agreements between the Company and Huntington Beach Hospital and Medical Center dated July 1, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.69.

10.70 Lease Agreement between the Company and 757 Pacific Partnership dated July 3, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.70.

10.71 Sublease Agreement between the Company and Huntington Beach Hospital and Medical Center dated July 24, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.71.

10.72 Lease Agreement between the Company and Columbia Healthcare Corporation dated September 14, 1995 which supersedes lease dated October 18, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.72.

10.73 Agreement between San Fernando Community Hospital, Inc., dba Mission Community Hospital and the Company dated October 6, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.73.

10.74 Lease Agreement between the Company and Solomon, Saltsman & Jameson dated October 10, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.74.

10.75 Unanimous Written Consent dated December 29, 1995 of the Board of Directors amending the promissory note between the Company and Edward A. Johnson dated December 30, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.75.

10.77 Operating Agreement for Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.77.

10.78 Master Joint Venture Agreement between Professional Care Source, Inc. and the Company dated April 19, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996,
        Exhibit 10.78.

10.79 Employment Agreement between Margaret M. Minnick and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.79.

10.80 Employment Agreement between Teri L. Jolin and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.80.

10.81 Employment Agreement between Joseph H. Dadourian and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.81.

10.82 Registration Agreement between Professional Care Source, Inc. and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.82.

10.83 Non-Qualified Stock Option Agreement between Joseph H. Dadourian and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.83.

10.84 Non-Qualified Stock Option Agreement between Teri L. Jolin and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.84.

10.85 Non-Qualified Stock Option Agreement between Margaret M. Minnick and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.85.

10.86 Agreement between Friendship Community Mental Health Center and the Company dated April 25, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.86.

10.87 Letter agreement dated May 15, 1995 between Schwab, Bennett & Associates and the Company.

10.88 Letter agreement dated June 14, 1995 between Sunrise Financial Group, Inc. and the Company.

 24.1    Consent of Bruck & Perry.

 24.2    Consent of Ernst & Young LLP.

ITEM 17.  UNDERTAKINGS.

         A. The undersigned registrant hereby undertakes to file during any period in which offers or sales of the securities are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed or any material change to such information set forth in the registration statement. The undersigned registrant further undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned registrant further undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the new offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 of Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.


         D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of Laguna Niguel, State of California on February 2, 1997.

                                         OPTIMUMCARE CORPORATION



                                         By: /s/ EDWARD A. JOHNSON
                                            ----------------------------
                                            Edward A. Johnson, President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


Signature/Title                                             Date
---------------                                             ----


 /s/ EDWARD A. JOHNSON                                      February 2, 1997
----------------------------------------------------
EDWARD A. JOHNSON, President,
Principal Financial Officer,
Principal Accounting Officer and Director



 /s/ MICHAEL S. CALLISON                                    February 3, 1997
----------------------------------------------------
MICHAEL S. CALLISON, Director



 /s/ GARY L. DREHER                                         February 3, 1997
----------------------------------------------------
GARY L. DREHER, Director



 /s/ JON E. JENETT                                          February 2, 1997
----------------------------------------------------
JON E. JENETT, Director

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number            Description
------            -----------

  3.2 Bylaws incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 3.2.

  3.4 Restated Certificate of Incorporation filed October 3, 1989, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1989, Exhibit 3.4.

  5.1   Opinion of Bruck & Perry regarding legality of shares.

 10.1 Lease between the Company and Laguna Niguel Office Center dated June 23, 1988 which supersedes lease dated December 15, 1986, incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.1.

 10.6 Amended and Restated 1987 Stock Option Plan incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.6.

10.18 Form of Modification Agreement to Incentive Stock Option Agreement, dated January 20, 1988, incorporated by reference from Form S-18 Registration Statement (Registration No. 33-16313-LA) filed July 28, 1988, Exhibit 10.18.

10.30 Lease amendment between the Company and Laguna Niguel Office Center dated September 24, 1990 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1990, Exhibit 10.30.

10.34 Agreement between Huntington Intercommunity Hospital and the Company dated November 5, 1991, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1991, Exhibit 10.34.

10.38 Agreement between Huntington Intercommunity Hospital and the Company dated October 1, 1992, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1992, Exhibit 10.38.

10.39 Agreement between Brotman Medical Center and the Company dated October 20, 1992, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1992, Exhibit 10.39.

10.43 Lease amendment between the Company and Laguna Niguel Office Center dated May 12, 1993 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 10.43.

10.48 Lease agreement between Columbia Healthcare Corporation and the Company dated October 18, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 10.48.

10.52 Lease agreement between Whittier Narrows Business Park and the Company dated January 10, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.52.

10.55 1994 Stock Option Plan dated March 22, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994,
        Exhibit 10.55.

10.56 Lease Agreement between Frank T. Howard and the Company dated May 4, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.56.

10.60 Lease amendment between the Company and Laguna Niguel Office Center dated July 7, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.60.

10.62 Agreement between Queen of the Angels - Hollywood Presbyterian Medical Center, Inc. and the Company dated December 6, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.62.

10.64 Unanimous written consent dated December 30, 1994 of the Board of Directors amending the Promissory Note between the Company and Edward A. Johnson dated December 10, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, Exhibit 10.64.

10.66 Agreement between Sherman Oaks Hospital and Health Center dated March 30, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.66.

10.67 Loan Agreement between the Company and National Bank of Southern California dated March 31, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.67.

10.68 Lease Agreement between the Company and Laguna Niguel Office Center dated June 5, 1995 which supersedes lease dated June 23, 1988, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.68.

10.69 Sublease Agreements between the Company and Huntington Beach Hospital and Medical Center dated July 1, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.69.

10.70 Lease Agreement between the Company and 757 Pacific Partnership dated July 3, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.70.

10.71 Sublease Agreement between the Company and Huntington Beach Hospital and Medical Center dated July 24, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.71.

10.72 Lease Agreement between the Company and Columbia Healthcare Corporation dated September 14, 1995 which supersedes lease dated October 18, 1993, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.72.

10.73 Agreement between San Fernando Community Hospital, Inc., dba Mission Community Hospital and the Company dated October 6, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.73.

10.74 Lease Agreement between the Company and Solomon, Saltsman & Jameson dated October 10, 1995, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.74.

10.75 Unanimous Written Consent dated December 29, 1995 of the Board of Directors amending the promissory note between the Company and Edward A. Johnson dated December 30, 1994, incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995, Exhibit 10.75.

10.77 Operating Agreement for Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.77.

10.78 Master Joint Venture Agreement between Professional Care Source, Inc. and the Company dated April 19, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996,
        Exhibit 10.78.

10.79 Employment Agreement between Margaret M. Minnick and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.79.

10.80 Employment Agreement between Teri L. Jolin and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.80.

10.81 Employment Agreement between Joseph H. Dadourian and Optimum Care Source, LLC, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.81.

10.82 Registration Agreement between Professional Care Source, Inc. and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.82.

10.83 Non-Qualified Stock Option Agreement between Joseph H. Dadourian and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.83.

10.84 Non-Qualified Stock Option Agreement between Teri L. Jolin and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.84.

10.85 Non-Qualified Stock Option Agreement between Margaret M. Minnick and the Company dated April 24, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.85.

10.86 Agreement between Friendship Community Mental Health Center and the Company dated April 25, 1996, incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Exhibit 10.86.

10.87 Letter agreement dated May 15, 1995 between Schwab, Bennett & Associates and the Company.

10.88 Letter agreement dated June 14, 1995 between Sunrise Financial Group, Inc. and the Company.

 24.1    Consent of Bruck & Perry.

 24.2    Consent of Ernst & Young LLP.